Exhibit 99.1

Baozun Announces Third Quarter 2015 Unaudited Financial Results and Share Repurchaese Program

SHANGHAI, CHINA – November 23, 2015 — Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce solutions provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•	Total net revenues were RMB587.6 million (US$92.5 million), an increase of 57.9% year-over-year.

•	Net income was RMB7.2 million (US$1.1 million), a significant increase from a net loss of RMB72.4 million during the same period last year.

•	Non-GAAP net income[1] was RMB11.9 million (US$1.9 million), an increase of 108.3% year-over-year.

•	Basic and diluted non-GAAP net income attributable to ordinary shareholders per American Depository Share [2] (“ADS [3]”) were RMB0.24 (US$0.04) and RMB0.22 (US$0.03), respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB3.09 and RMB3.09, respectively, for the same period of 2014.

Third Quarter 2015 Operational Highlights

•	Total Gross Merchandise Volume (“GMV”)[4] was RMB1,404.7 million, an increase of 68.8% year-over-year. Maikefeng, the Company’s retail online platform, contributed RMB65.9 million to total GMV, an increase of 532.2% year-over-year.

•	Distribution GMV[5] was RMB512.6 million, an increase of 57.4% year-over-year.

•	Non-distribution GMV[6] was RMB892.1 million, an increase of 76.1% year-over-year.

•	Number of brand partners increased to 109 as of September 30, 2015, from 92 as of September 30, 2014.

•	Number of GMV brand partners increased to 95 as of September 30, 2015, from 83 as of September 30, 2014.

[1]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses.
[2]	Basic and diluted non-GAAP net income per American Depository Share are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADSs used in calculating basic and diluted net income (loss) per ADS, respectively.
[3]	Each ADS represents three Class A ordinary shares.
[4]	GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
[5]	Distribution GMV refers to the GMV under the distribution business model.
[6]	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

“We are pleased with another quarter of robust financial and operational results, mainly driven by strong growth from our existing online stores and the expansion and optimization of our portfolio of brand partners,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “The number of our brand partners increased by 10 during the quarter to 109. We are also thrilled to have successfully achieved total order value of RMB1.1 billion during China’s 11.11 shopping festival, more than double the amount from the same day last year. I’m also pleased to announce that Mr. Tony Wu was promoted to Chief Technology Officer. Mr. Wu has been an incredibly valuable part of our team with his outstanding technical abilities and we look forward to seeing him help continue increase our operational efficiency and improve the IT infrastructure that backs up our business. Going forward, we will continue to strengthen our position as leading brand e-commerce solution provider in China.”

Mr. Beck Chen, Chief Financial Officer of Baozun added, “We are very proud of our third quarter 2015 financial results, which saw total GMV and total net revenues grow by 68.8% and 57.9%, year-over-year, respectively. The aggregate gross floor area of all our wharehouses exceeded 100,000m2 as of September 30, 2015, up from 45,000m2 a year ago. We are delighted not only by the solid growth of our core brand e-commerce business, but also by the progress we have achieved in introducing innovative new services. Starting this quarter, we begin disclosing financial results for Maikefeng, our online retail platform. By increasing our financial transparency, we are better able to tell our exciting growth story and demonstrate the exciting opportunities our core brand ecommerce business and new mobile-based platform Maikefeng will provide.”

Third Quarter 2015 Financial Results

Total net revenues were RMB587.6 million (US$92.5 million), an increase of 57.9% from RMB372.2 million in the same quarter of last year. Maikefeng contributed RMB17.3 million (US$2.7 million) to total net revenues, an increase of 94.3% from RMB8.9 million in the same quarter of last year.

Product sales revenue was RMB440.4 million (US$69.3 million), an increase of 55.3% from RMB283.6 million in the same quarter of last year. The increase was primarily due to the increased popularity of brand partners’ products and the competitive pricing offered to consumers. Maikefeng contributed RMB16.7 million (US$2.6 million) to product sales revenues, an increase of 87.8% from RMB8.9 million in the same quarter of last year.

Services revenue was RMB147.2 million (US$23.2 million), an increase of 66.1% from RMB88.6 million in the same quarter of last year. The increase was primarily attributable to growth in sales of apparel products sold by existing brand partners as they expand their online presence and the addition of new brand partners in the same category. Maikefeng contributed RMB0.6 million (US$0.1 million) to services revenues, compared to nil during the same quarter of last year.

Total operating expenses were RMB588.6 million (US$92.6 million), an increase of 32.4% from RMB444.7 million in the same quarter of last year.

•	Cost of products was RMB396.8 million (US$62.4 million), an increase of 52.5% from RMB260.2 million in the same quarter of last year, primarily due to an increase in the volume of product sales. Maikefeng accounted for RMB13.8 million (US$2.2 million) in cost of products, an increase of 94.9% from RMB7.1 million in the same quarter of last year.

•	Fulfillment expenses were RMB68.2 million (US$10.7 million), an increase of 90.9% from RMB35.7 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from distribution and consignment models, and an increase in rental expenses for the Company’s warehouses. Maikefeng accounted for RMB3.8 million (US$0.6 million) in fulfillment expenses, an increase of 178.5% from RMB1.4 million in the same quarter of last year.

•	Sales and marketing expenses were RMB93.8 million (US$14.8 million), an increase of 73.0% from RMB54.2 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company’s online stores and Maikefeng as well as an increase in sales and marketing staff headcount. Maikefeng accounted for RMB13.5 million (US$2.1 million) in sales and marketing expenses, an increase of 214.6% from RMB4.3 million in the same quarter of last year.

•	Technology and content expenses were RMB15.0 million (US$2.4 million), a decrease of 55.2% from RMB33.6 million in the same quarter of last year. The decrease was primarily due to a decrease in share-based compensation expenses, which were partially offset by an increase in technology-focused staff. Maikefeng accounted for RMB1.7 million (US$0.3 million) in technology and content expenses, an increase of 80.3% from RMB0.9 million in the same quarter of last year.

•	General and administrative expenses were RMB19.6 million (US$3.1 million), a decrease of 67.9% from RMB60.9 million in the same quarter of last year. The decrease was primarily due to a decrease in share-based compensation expenses, which were partially offset by increases in general and administrative staff and rental and utility expenses to support business growth.

Net income was RMB7.2 million (US$1.1 million), a significant increase from net loss of RMB72.4 million for the same period last year. Basic and diluted earnings per ADS were RMB0.15 and RMB0.12, compared with basic and diluted net loss per ADS of RMB11.10 and RMB11.10, for the same period of 2014.

Non-GAAP net income was RMB11.9 million (US$1.9 million), an increase of 108.3% from RMB5.7 million in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB0.24 and RMB0.22, respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB3.09 and RMB3.09, respectively, for the same period of 2014.

As of September 30, 2015, the Company had RMB868.3 million (US$136.6 million) of cash, cash equivalents and short-term investment, an increase from RMB206.4 million as of December 31, 2014.

For the quarter ended September 30, 2015, net cash used by operating activities was RMB32.9 million (US$5.2 million).

Business Outlook

For the fourth quarter of 2015, the Company expects total net revenues to be between RMB935 million and RMB955 million, representing a year-over-year growth rate of approximately 37% to 40%.

Share Repurchase Program

The board of directors of the Company has authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its outstanding ADSs over the course of the next 12 months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The board of directors of the Company will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases made under this program from its available cash balance.

Appointment of Chief Technology Officer

The Company recently promoted Mr. Tony Wu to serve as its Chief Technology Officer. Mr. Wu was previously Baozun’s Vice President in charge of IT and has over 20 years of experience in IT department management for multinational companies in China including Sun Microsystems, Xerox and Sonic Solutions. Mr. Wu received his bachelor’s degree in precision instruments and master’s degree in computer applications from Shanghai Jiao Tong University.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Monday, November 23, 2015 (9:00 a.m. Beijing time on Tuesday, November 24, 2015).

Dial-in numbers for the live conference call are as follows:

International	+852 5808 3202
U.S. Toll Free	1-855-298-3404
Mainland China Toll Free	4001-200-539
Hong Kong Toll Free	800-905-927
Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, November 30, 2015.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	1-866-846-0868
Passcode: 6679189

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of shares multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Such factors include but are not limited the growth of the e-commerce market in China, the Company’s ability to retain brand partners and their demand for third-party products and services, the Company’s relationships with e-commerce channels and the Company’s ability to grow the Maikefeng retail platform. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company’s integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	206,391	648,253	101,997
Restricted cash	37,900	31,793	5,002
Short-term investment	—	220,000	34,615
Accounts receivable, net	229,502	233,123	36,680
Inventories	242,978	335,098	52,725
Advances to suppliers	49,740	38,399	6,042
Deferred tax assets	—	8,813	1,387
Prepayments and other current assets	37,897	84,587	13,309
Amounts due from related parties	15,149	19,614	3,086

Total current assets	819,557	1,619,680	254,843

Non-current assets
Investments in cost method investees	5,625	13,307	2,094
Property and equipment, net	30,223	47,310	7,444
Intangible assets, net	14,668	17,446	2,745
Other non-current assets	2,441	11,704	1,842

Total non-current assets	52,957	89,767	14,125

Total assets	872,514	1,709,447	268,968

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	300,007	374,614	58,942
Note payable	17,000	1,786	281
Income tax payable	2,196	5,636	887
Accrued expenses and other current liabilities	66,786	99,244	15,614
Amounts due to related parties	7,469	7,469	1,175

Total current liabilities	393,458	488,749	76,899

Total liabilities	393,458	488,749	76,899

Convertible redeemable preferred shares:	801,285	—	—
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 150,775,312 shares issued and outstanding as of September 30, 2015)	17	93	17
Additional paid-in capital	3,755	1,541,976	242,617
Accumulated deficit	(327,205)	(333,864)	(52,531)
Accumulated other comprehensive income	1,204	12,493	1,966

Total shareholders’ (deficit) equity	(322,229)	1,220,698	192,069

Total liabilities, convertible redeemable preferred shares and shareholders’ equity	872,514	1,709,447	268,968

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	Three months ended September 30,
	2014	2015
	RMB	RMB	US$

Net revenues
Product sales	283,552	440,416	69,296
Services	88,620	147,200	23,161

Total net revenues	372,172	587,616	92,457

Operating expenses (1)
Cost of products	(260,173)	(396,830)	(62,438)
Fulfillment	(35,709)	(68,172)	(10,726)
Sales and marketing	(54,208)	(93,759)	(14,752)
Technology and content	(33,557)	(15,019)	(2,363)
General and administrative	(60,896)	(19,575)	(3,080)
Other operating income, net	(162)	4,782	752

Total operating expenses	(444,705)	(588,573)	(92,607)

Loss from operations	(72,533)	(957)	(150)
Other income
Interest income	713	3,834	603
Interest expense	(75)	—	—
Gain on disposal of investment	—	4,674	735
Share of loss in equity method investment	—	(2,596)	(408)
Exchange gain	33	528	83

(Loss) income before income tax	(71,862)	5,483	863
Income tax (expense) benefit	(528)	1,740	274

Net (loss) income	(72,390)	7,223	1,137
Preferred shares redemption value accretion	(19,196)	—	—
Deemed dividend from issuance of preferred share	(16,666)	—	—

Net (loss) income attributable to ordinary shareholders	(108,252)	7,223	1,137

Net (loss) income per share:
Basic	(3.70)	0.05	0.0
Diluted	(3.70)	0.04	0.0
Net (loss) income per ADS:
Basic	(11.10)	0.15	0.0
Diluted	(11.10)	0.12	0.0
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	29,251,523	150,775,312	150,775,312
Diluted	29,251,523	162,848,284	162,848,284

Net (loss) income	(72,390)	7,223	1,137
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(383)	11,302	1,778

Comprehensive (loss) income	(72,773)	18,525	2,915

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	Three months ended September 30,
	2014	2015
	RMB	RMB	US$

Fulfillment	(113)	(262)	(41)
Sales and marketing	(1,335)	(796)	(125)
Technology and content	(25,380)	(1,335)	(210)
General and administrative	(51,292)	(2,322)	(365)

	(78,120)	(4,715)	(741)

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	Three months ended September 30,
	2014	2015
	RMB	RMB	US$

Loss from operations	(72,533)	(957)	(150)
Add: Share-based compensation expenses	78,120	4,715	741

Non-GAAP income from operations	5,587	3,758	591

Net (loss) income	(72,390)	7,223	1,137
Add: Share-based compensation expenses	78,120	4,715	741

Non-GAAP net income	5,730	11,938	1,878

Net (loss) income attributable to ordinary shareholders	(108,252)	7,223	1,137
Add: Share-based compensation expenses	78,120	4,715	741

Non-GAAP net (loss) income attributable to ordinary shareholders	(30,132)	11,938	1,878

Non-GAAP net (loss) income attributable to ordinary shareholders per ADS:
Basic	(3.09)	0.24	0.04
Diluted	(3.09)	0.22	0.03
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	29,251,523	150,775,312	150,775,312
Diluted	29,251,523	162,848,284	162,848,284